Filed Pursuant to Rule 424(b)(2)
Registration No. 333-219092

PRICING SUPPLEMENT No. 1, dated May 25, 2018

(To prospectus, dated May 25, 2018, and

prospectus supplement, dated May 25, 2018)

BB&T CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated May 25, 2018, as supplemented by the prospectus supplement, dated May 25, 2018 (the “prospectus supplement” and together with the prospectus, dated May 25, 2018, and all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $250,000,000 aggregate principal amount of Floating Rate Senior Notes due June 1, 2021 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Notes
CUSIP / ISIN Nos.	05531FBC6 / US05531FBC68
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$250,000,000
Trade Date	May 25, 2018
Original Issue Date	June 1, 2018 (T+4)
Maturity Date	June 1, 2021
Redemption Date	May 1, 2021
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	LIBOR
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price	$250,000,000 / 100%
Net Proceeds (Before Expenses) to the Company	$250,000,000
Interest Rate	3-month USD LIBOR determined on the Interest Determination Date plus the Spread
Initial Interest Rate	3-month USD LIBOR determined two London business days prior to June 1, 2018, plus 0.32%
Interest Payment Dates	March 1, June 1, September 1 and December 1 of each year, commencing September 1, 2018
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Two London Business Days prior to each Interest Reset Date
Interest Reset Dates	March 1, June 1, September 1 and December 1 of each year
Index Source	Reuters Page LIBOR01
Index Maturity	3 months
Spread	0.32%
Spread Multiplier	Not applicable
Maximum Interest Rate	Maximum rate permitted by New York law
Day Count	Actual/360, modified following
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and page 16 of our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	100%	$250,000,000
Underwriter’s Discount	0%	$0
Net Proceeds (Before Expenses) to Us	100%	$250,000,000

(1)	Plus accrued interest, if any, from June 1, 2018, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about June 1, 2018.

Sole Book-Running Manager

Morgan Stanley

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings to fixed charges:
Including interest on deposits	4.20x	3.78x	4.62x	5.16x	4.57x	4.72x	4.40x
Excluding interest on deposits	6.20x	5.34x	6.79x	6.93x	5.99x	6.19x	5.93x

For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges and distributions from equity method investees, less capitalized interest and income (loss) from equity method investees. Fixed charges represent interest expense, capitalized interest and the interest portion of rent expense. Interest on deposits is subtracted from both the numerator and denominator in the calculation of the “excluding interest on deposits” ratio. We refer you to Exhibit 12 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 for additional information.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated May 25, 2018 (the “terms agreement”), with the underwriter named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, $250,000,000 aggregate the principal amount of Notes.

We have been advised by the underwriter that it proposes initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriter has advised us that it intends to make a market in the Notes, as applicable laws and regulations permit, but the underwriter is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter will purchase all the Notes if any are purchased.

The underwriter expects to deliver the Notes to purchasers on or about June 1, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T + 4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing of the Notes or the next succeeding business day should consult their own advisor.

To facilitate the offering of these Notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriter may overallot in connection with any offering of these Notes, creating a short position in these Notes for its own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriter may bid for, and purchase, these Notes in the open market. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriter for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriter’s discount, will be approximately $500,000.

In the course of their business, the underwriter and certain of its affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriter and its affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriter and its affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for its own account and for the accounts of its customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If the underwriter or its affiliates have a lending relationship with us, certain of them may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriter or its affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.